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EXHIBIT 12.1

STEEL DYNAMICS, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(DOLLARS IN THOUSANDS)

	2004	2005	2006	2007	2008
Interest expense, including amortization of debt issuance costs	$45,355	$39,547	$37,492	$60,526	$162,396
Capitalized interest	6,935	730	1,686	13,717	17,822

Fixed charges (a)	52,290	40,277	39,178	74,243	180,218
Income before taxes and extraordinary items	475,033	360,626	631,555	630,238	743,813
Amortization of capitalized interest	3,729	4,073	4,814	5,069	4,670
Less capitalized interest	(6,935)	(730)	(1,686)	(13,717)	(17,822)

Adjusted earnings (b)	524,117	404,246	673,861	695,833	910,879

Ratio (b) / (a)	10.02x	10.04x	17.20x	9.37x	5.05x

        For purposes of calculating our ratio of earnings to fixed charges, earnings consist of earnings from continuing operations before income taxes and extraordinary items, adjusted for the portion of fixed charges deducted from the earnings, plus amortization of capitalized interest. Fixed charges consist of interest on all indebtedness, including capitalized interest, and amortization of debt issuances costs.

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  EXHIBIT 12.1
STEEL DYNAMICS, INC. COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (DOLLARS IN THOUSANDS)